U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: Morgan Stanley

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Employees’ Retirement System, the New York City Teachers’ Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System.

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

•	Attachment 1: Letter to shareholders in support of NYCRS' Clean Energy Financing Ratio Shareholder Proposal.

Michael Garland ASSISTANT COMPTROLLER CORPORATE GOVERNANCE AND RESPONSIBLE INVESTMENT	City of New York Office of the Comptroller Brad Lander ─────────────	Municipal Building One Centre Street, 8th Floor North New York, N.Y. 10007-2341 Tel: (212) 669-2517 Fax: (212) 669-4072 MGARLAN@COMPTROLLER.NYC.GOV

April 8, 2024

Dear fellow Morgan Stanley shareholder,

We are again asking you to vote FOR Proposal 7 at Morgan Stanley’s annual meeting on May 23, 2024.

This past week, Royal Bank of Canada (RBC)1 joined Citi and JPMorgan in responding to a shareholder proposal by the New York City Retirement Systems (NYCRS) by committing to disclose a Clean Energy Supply Financing Ratio. RBC's commitment further demonstrates both the feasibility and growing momentum for clean energy financing transparency. At this juncture, NYCRS has now reached agreements with three of the six banks that received the proposals. These North American banks are among the largest financers of energy supply in the world.

For its future communications with investors, the Office of the New York City Comptroller will revise its Presentation in support of Proposal 7, filed with the SEC on March 21, 2024, to reflect RBC’s commitment. The revised slides (slides 4 and 5) are included on page 2 below, with the changes reflecting RBC’s commitment highlighted in yellow. No other slides from the Presentation have been changed.

A revised Presentation is also available at https://comptroller.nyc.gov/wp-content/uploads/2024/04/NYCRS-Clean-Energy-Financing-Ratio-Presentation_REV-FINAL.pdf. This version includes company-specific information on Morgan Stanley’s fossil fuel strategy, low-carbon financing commitments, and climate-related financial disclosures relevant to Proposal 7. It also includes company-specific details in support of NYCRS' similar proposals at Bank of America (April 24, 2024 AGM) and Goldman Sachs (April 24, 2024 AGM).

Please contact CorporateGovernanceTeam@comptroller.nyc.gov if you have questions.

Sincerely,

Michael Garland

1 https://www.rbc.com/investor-relations/_assets-custom/pdf/notice-regarding-the-shareholder.pdf

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.